Ambassador Gordon D. Giffin named next Chair of the TransAlta Board

CALGARY, Alberta (February 24, 2011) – The board of directors of TransAlta Corporation (TSX: TA; NYSE: TAC) today announced that Ambassador Gordon D. Giffin has been designated the next chair of the TransAlta board. Mr. Giffin will succeed Donna Soble Kaufman, whose consecutive three-year term limits as Chair expire on April 28, 2011. Mrs. Kaufman has been a director of TransAlta’s board since 1989.

The United States Ambassador to Canada from 1997 to 2001, Mr. Giffin brings a wealth of experience in energy and environmental policy, and Canada/U.S. bilateral relations. He joined TransAlta’s board in 2002, and currently serves as Chair of the Governance and Environment Committee of the Board.

Prior to Mr. Giffin’s appointment to Canada, he practised law for 18 years as a senior partner in Atlanta, Georgia and Washington, D.C., focused on energy regulatory work at the state and federal levels. Previously, Mr. Giffin served as Chief Counsel and Legislative Director to United States Senator Sam Nunn, with responsibility for the legal and legislative operations of the office. In 2001, Mr. Giffin returned to private practice with the international law firm McKenna Long & Aldridge, where he specializes in state and federal regulatory matters, including those related to energy, trans-border commerce, international transactions, trade and policy matters.

Mr. Giffin is a director of the Canadian Imperial Bank of Commerce, Canadian National Railway Company, Canadian Natural Resources Limited, and Just Energy Corporation. He holds a Bachelor of Arts degree from Duke University (Durham, NC) and a juris doctorate from Emory University School of Law (Atlanta, GA). He grew up in Montreal and Toronto, where he received his pre-university education.

Mr. Giffin’s appointment is subject to his re-election as a director by TransAlta’s shareholders at the annual general meeting of shareholders to be held on April 28, 2011.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Bob Klager

Director, Public Affairs

Phone:  (403) 267-7330 or Email: robert_klager@transalta.com

Investor inquiries:

Jess Nieukerk

Director, Investor Relations

Phone: 1 800-387-3598 or Email: investor_relations@transalta.com